October 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Jan Woo

Re:	GlassesOff Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 19, 2014
File No. 333-197807

Ladies and Gentlemen:

On behalf of GlassesOff Inc., a Nevada corporation (the “Company”), the following response is to the comment letter, dated October 3, 2014 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-197807 (the “Registration Statement”).

In the response below, references to “we”, “our” and “us” refer to the Company. We have reproduced the text of the Staff’s comment in bold-face followed by the Company’s response.

Plan of Distribution, page 55

1.	In response to prior comment 1, you state in your letter dated September 29, 2014 that “it is possible that, at some time in the future, the selling stockholders may be able to avail themselves of the Rule 144 safe harbor.” You have not referenced any controlling precedent or authority that supports a conclusion that Rule 144 could be used by the selling stockholders to dispose of unsold shares they receive from the company pursuant to the equity line agreement. The selling stockholders are underwriters for the shares that they acquire under the equity line agreement, and will continue to be underwriters until they dispose of the securities they obtain under that agreement. Underwriters are not able to dispose of distribution shares under Rule 144. Additionally, please be aware of the preliminary note to Rule 144 which indicates that the safe harbor is not available to any transaction or series of transactions that, although in technical compliance with Rule 144, is a part of a plan or scheme to evade the registration requirements of the Act. Please confirm your understanding.

The Company confirms its understanding that the selling stockholders are underwriters with respect to the equity line agreement and may not dispose of distribution shares under Rule 144.

* * *

As requested, we acknowledge that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

GLASSESOFF INC.

/s/ Nimrod Madar
Nimrod Madar, President and Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.